OMV Investor News

October 19, 2006
82-03209 7.00am (UK time) – 8:00am (CET)

Q3/06 Trading Statement

This trading statement from OMV gives basic information on the quarter ended September 30, 2006, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment show the development of the relevant crude prices and exchange rates. For the E&P segment we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and Gas businesses is also included.

The OMV Group Q3/06 results will be reported on November 15, 2006. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06
Average Brent price in USD/bbl	61.55	56.90	61.70	69.59	69.60
Average Ural price in USD/bbl	57.39	54.07	58.26	64.84	65.81
Average EUR/USD FX rate	1.220	1.186	1.202	1.258	1.274
Average EUR/RON FX rate	3.525	3.638	3.564	3.517	3.542
Average USD/RON FX rate	2.890	3.061	2.964	2.796	2.779

Source: Reuters

Exploration and Production

	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06
Total hydrocarbon production in boe/d	325,000	342,000	337,000	322,000	310,000
thereof Petrom	213,000	220,000	215,000	202,000	197,000

Overall Group oil and gas production in Q3/06 was approximately 310,000 boe/d. The 4% reduction compared to Q2/06 was mainly due to seasonally lower gas volumes in Romania. Gas storage capacity is fully utilized and with a seasonally lower level of off take, high pipeline pressure restricts our ability to produce gas. A maintenance shutdown in Petrom's fertilizer plant at Doljchim further reduced gas volumes in the quarter. Planned shutdowns of our gas plants in Pakistan and Austria as well as an unscheduled shutdown of the Schiehallion FPSO for 5 weeks to repair the mooring anchor chains adversely impacted production in the quarter. Lifting volumes were lower in Q3/06 than in Q2/06 due to lifting schedules.

The realized/Brent price differential is expected to be similar to Q2/06. The Romanian regulated gas price for producers was USD 118.99/1000 m³, the same level as in Q2/06 and only slightly influenced by changing FX-rates.

dlw 10/30

Refining and Marketing

	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06
NWE refining margin in USD/bbl [1]	7.48	7.14	5.02	6.19	**5.20**
Med Urals refining margin in USD/bbl [1]	6.19	5.41	4.81	6.99	**5.38**
OMV indicator refining margin in USD/bbl	6.70	6.04	3.57	6.12	**4.52**
Total refining sales in mn t	5.89	5.53	5.61	5.58	**5.38**

[1]Source: Reuters

Actual refining margins realized by OMV may vary from the OMV indicator refining margin due to factors including a different crude slate, product yield and operating conditions. The decrease in actual OMV margins compared to Q2/06 is expected to be slightly higher than that suggested by the OMV indicator margin, in particular in Petrom. Due to significantly lower crude and product price levels at the end of the quarter, negative inventory effects are expected. In March and July OMV reported fire accidents at the Schwechat refinery. A large part of the damage caused by the fires has been repaired with the plant in operation and therefore the actual EBIT impact is expected to be below the EUR 20 mn initially anticipated for Q3/06. The reduced throughput has returned to normal levels at the end of Q3/06. Final restoration is planned for next year. Petrochemical margins are expected to improve compared to Q2/06 and are also substantially higher than the margins of Q3/05. Overall retail marketing margins are expected to be above those in Q2/06 and sales volumes are expected to be higher due to the peak of the summer driving season in Q3.

Gas

Earnings in the Gas business tend to be seasonally lower in Q2 and Q3. The adverse effects from lower gas sales volumes and the requirement to provide import gas to end-customers in Romania as of July 2006, are expected to be higher than the positive impact from higher gas storage earnings in Austria. Therefore Q3/06 results are expected to be below last quarter.

At-equity consolidated companies

The acquisition of the 34% stake in the Turkish Petrol Ofisi was finalized on May 16 and will be included in financial income (at-equity) for the first time in Q3/06.

Identified special items

Special items in Q3/06 are expected to include unscheduled depreciation in respect of our activities in Venezuela (approximately EUR 25 mn) as well as some provisions for personnel restructuring.

Tax rate

The effective tax rate in Q3/06 is expected to be below Q2/06, which was exceptionally high due to liftings in high-tax countries.

For further information, please contact:

Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com